Exhibit 11

INDEPENDENCE HOLDING COMPANY

Computation of Per Share Earnings

(In Thousands, Except Per Share Amounts)
	THREE MONTHS ENDED
	MARCH 31,
	2002	2001
INCOME:
Net income	$3,949	$4,061

SHARES:
Weighted average common shares outstanding	7,790	7,878

BASIC INCOME PER SHARE:
Net income per share	$.51	$.52

DILUTED EARNINGS PER SHARE
USE OF PROCEEDS:
Assumed exercise of options	$7,562	$6,242
Tax benefit from assumed exercise of options	1,830	850
Repurchase of treasury stock at the average market
price per share of $17.85 and $13.29, respectively	(9,392)	(7,092)
Assumed balance to be invested	$-	$-

SHARES:
Weighted average shares outstanding	7,790	7,878
Shares assumed issued for options	725	658
Treasury stock assumed purchased	(526)	(534)
Adjusted average shares outstanding	7,989	8,002

DILUTED INCOME PER SHARE:
Net income per share	$.49	$.51

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